UNITED STATES OF AMERICA
          BEFORE THE SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C.


         In the Matter of
                                          CERTIFICATE PURSUANT
  ARKANSAS POWER & LIGHT COMPANY               TO RULE 24

         File No. 70-7571

  Public Utility Holding Company

            Act of 1935


          This is to certify, pursuant to Rule 24 under the Public Utility Holding Company Act of 1935, as amended, that certain of the transactions proposed by Arkansas Power & Light Company ("AP&L") in the Application-Declaration on Form U-1 in the above file, as amended ("Application"), have been carried out in accordance with the terms and conditions of, and for the purposes represented by, the Application and pursuant to the orders of the Securities and Exchange Commission ("Commission") with respect thereto dated December 20, 1988 and July 7, 1989.

          On December 22, 1995, AP&L executed a Consent consenting to the issuance by River Fuel Trust #1 ("Trust") of $30,000,000 in aggregate principal amount of Intermediate Term Secured Notes, 6.34% Series B, Due December 22, 1998 (the "Series B Notes"). AP&L also executed Supplemental Instructions to United States Trust Company of New York, as trustee ("Trustee") pursuant to the Trust Agreement, dated as of December 22, 1988, among Morgan Guaranty Trust Company of New York, as trustor, the Trustee and AP&L, as beneficiary, authorizing the Trustee to cause the Trust to enter into Secured Note Agreements with the Noteholders named therein for the sale of the Series B Notes.

          Attached hereto, and incorporated herein by reference, are the constituent documents to the transaction in definitive form.

          B-l(c)         Consent pursuant to Fuel Lease.

          B-2(c)         Supplemental Instructions pursuant
                         to Trust Agreement.

          B-4(c)         Secured Note Agreement in the form
                         entered into between the Trust and
                         certain Noteholders.

          B-6(c)         Letter Agreement executed by AP&L.

     Defined terms used herein and not otherwise defined shall have the meanings ascribed to them in the Application.

          IN WITNESS WHEREOF, AP&L has caused this Certificate to be executed this 3rd day of January, 1996.

                                 Arkansas Power & Light Company


                                 By:  /s/ William J. Regan, Jr.
                                   William J. Regan, Jr.
                                   Vice President and Treasurer